Filed by Rockville Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: United Financial Bancorp, Inc.
SEC Registration Statement No.: 000-52947

An Open Letter to Our Customers
Merger of Rockville Bank and United Bank

November 15, 2013

To All Rockville Bank and United Bank Customers,

On behalf of the Rockville Bank and United Bank teams, we are very excited to announce that our two strong, independent-minded community banks, who both have great histories and reputations in our respective communities, are coming together to make one “United” bank.

Our new combined bank will be called United Bank – one bank united by the best of both companies. It is a strategic merger of equals who for over 100 years have been steadfast in providing superior customer service and generously supporting the communities where we live and work.

What does this mean for you?

We are creating the premier community bank in New England that will have the scale and ability to deliver new and existing customers like you the best products and services through our personal approach to banking; offer customers advanced banking technology solutions; and provide over 50 retail banking locations from New Haven, Connecticut to West Springfield and Worcester, Massachusetts. That is just the beginning.

The new United Bank – with approximately $4.8 billion in assets – will have the capacity to serve Rockville Bank and United Bank customers in more ways than ever before, continuing to make us a far better and more compelling community banking alternative to the big banks.

Leading the new United will be Bill Crawford of Rockville Bank as our Chief Executive Officer and Jeff Sullivan of United Bank as President.

We know you will have many questions regarding this merger. Therefore, we posted a Customer Q&A on our respective websites that provides answers to the important questions we anticipate you will have after hearing the great news.

In addition, as the merger process continues, we will make sure we communicate the information we can through general public announcements and direct customer communications. In the meantime, you can continue to do your banking as you normally would as a customer of Rockville Bank or United Bank. We will provide ample notice to you when you can expect changes to occur.

This is a time of excitement and optimism for the future of our two banks but we also understand that, particularly for Rockville Bank customers, changing the name might be difficult for some. We want you to know that although we will have a new United name, our unwavering commitment to providing superior customer service and our generosity to the communities we serve will only grow stronger through this merger.

To learn more about our respective banks, please visit bankatunited.com and rockvillebank.com. We are confident you will see the legacies of our two banks are very similar: superior customer service, employees engaged in our communities and a deep commitment to excellence in everything we do.

As always, thank you for your loyalty to Rockville Bank and United Bank. This is truly a historic time for banking in New England where customers like you will benefit from a new bank “United” for many years to come.

Sincerely,

William H.W. Crawford, IV	Richard B. Collins	J. Jeffrey Sullivan
President & CEO	President & CEO	EVP, COO
Rockville Bank	United Bank	United Bank